EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

January 07, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO DECEMBER PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following December production results from its San Gonzalo mine operation located on the Avino property near Durango, Mexico.

Production numbers from October, November and December as well as the yearly production total from the San Gonzalo mine are as follows:

	October 2012	November 2012	December 2012	YTD San Gonzalo
Total Mill Feed (dry tonnes)	6,647	6,528	6,364	19,538
Average Daily Throughput (TPD)	214	218	235	222
Day of Operation	31	30	27	88
Feed Grade Silver (g/t)	233	256	287	258
Feed Grade Gold (g/t)	0.93	0.99	1.19	1.04
Bulk Concentrate (dry tonnes)	180	177	181	538
Bulk Concentrate Grade Silver (Kg/t)	7.04	7.37	7.90	7.44
Bulk Concentrate Grade Gold (g/t)	25.0	25.4	28.6	26.3
Recovery Silver (%)	82	78	78	79
Recovery Gold (%)	72	69	68	69
Mill Availability (%)	97.2	98.1	87.9	94.3
Total Silver Produced (Kg)	1,265	1,302	1,433	4,000
Total Gold Produced (g)	4,489	4,487	5,185	14,162
Total Silver Produced (oz’s) calculated	40,671	41,870	46,066	128,607
Total Gold Produced (oz’s) calculated	144	144	167	455
Total Silver Equivalent Produced (oz’s)	47,888	49,083	54,401	151,373

Silver equivalent was calculated using a 50:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.  Year to date and calculated figures may not add up due to rounding.

•	Mill feed tonnage processed in December decreased slightly over October and November due to breaks for the Christmas and New Year holidays.

•	The daily rate increased to 235 TPD compared to October and November at 214 and 218 TPD respectively.

•
December feed grades of silver and gold were higher than those of October and November.  The higher feed grade resulted in improved silver equivalent ounces produced for the month of December to 54,401 ounces from 49,083 ounces in November and 47,888 ounces in October.

•	December silver and gold recoveries were similar to those of November.

•	Closing inventory of the San Gonzalo stockpile located near the crushing plant decreased to 20,471 tonnes from an opening inventory of 22,088 tonnes.

QA/QP

Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS laboratory Services in Durango, Mexico.  Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Avinos' primary goal is to become a significant low-cost primary silver producer with specific objectives to; expand resources and reserves, to increase the mines output and to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.